                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)*

              ROHN Industries, Inc. (formerly UNR Industries, Inc.)
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                                (Name of Issuer)



                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   903-185-114
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                                 (CUSIP Number)


                           John H. Laeri, Jr., Trustee
                        UNR Asbestos-Disease Claims Trust
                              100 North Lincoln Way
                          North Aurora, Illinois 60542
                                 (708) 892-5757

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 28, 2000
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 903 185 114

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      1     NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                               UNR Asbestos-Disease Claims Trust
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [X]

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      3     SEC USE ONLY

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      4     SOURCE OF FUNDS (See Instructions)

                                               OO
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      5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
                                               Not Applicable
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                               Illinois

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NUMBER OF              7.  SOLE VOTING POWER               29,348,051
SHARES                 ---------------------------------------------------------
BENEFICIALLY           8.  SHARED VOTING POWER                      0
OWNED BY               ---------------------------------------------------------
EACH                   9.  SOLE DISPOSITIVE POWER          29,348,051
REPORTING              ---------------------------------------------------------
PERSON WITH:           10.  SHARED DISPOSITIVE POWER                0
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                                                           29,348,051
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                             [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                           55.6% (as of March 28, 2000)

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                           OO
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--------------------------------------------------------------------------------
CUSIP No. 903 185 114
--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           John H. Laeri, Jr.
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [X]

--------------------------------------------------------------------------------
      3    SEC USE ONLY

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      4    SOURCE OF FUNDS (See Instructions)

                                           OO
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      5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)     [ ]
                                           Not Applicable
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      6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                           USA
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NUMBER OF             7.  SOLE VOTING POWER                   25,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          8.  SHARED VOTING POWER             29,348,051
OWNED BY              ----------------------------------------------------------
EACH                  9.  SOLE DISPOSITIVE POWER              25,000


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REPORTING PERSON      ----------------------------------------------------------
WITH:                 10.  SHARED DISPOSITIVE POWER       29,348,051
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                                            29,373,051
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                     [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            55.7%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 903 185 114

--------------------------------------------------------------------------------
      1    NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            Michael E. Levine
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [X]

--------------------------------------------------------------------------------
      3    SEC USE ONLY

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      4    SOURCE OF FUNDS (See Instructions)

                                            OO

--------------------------------------------------------------------------------
      5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)       [ ]
                                            Not Applicable

--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                            USA
--------------------------------------------------------------------------------


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NUMBER OF            7.  SOLE VOTING POWER                    62,000
SHARES               -----------------------------------------------------------
BENEFICIALLY         8.  SHARED VOTING POWER              29,348,051
OWNED BY             -----------------------------------------------------------
EACH                 9.  SOLE DISPOSITIVE POWER               62,000
REPORTING            -----------------------------------------------------------
PERSON WITH:         10. SHARED DISPOSITIVE POWER         29,348,051

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                                            29,410,051
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                             [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            55.8%
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14.   TYPE OF REPORTING PERSON

                                            IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
CUSIP No. 903 185 114

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      1    NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            David S. Shrager
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [X]
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      3    SEC USE ONLY

--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS (See Instructions)

                                            OO
--------------------------------------------------------------------------------
      5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)         [ ]
                                            Not Applicable

--------------------------------------------------------------------------------

      6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                            USA
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NUMBER OF                  7.  SOLE VOTING POWER                            0
SHARES                     -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER                 29,348,051
OWNED BY                   -----------------------------------------------------
EACH                       9.  SOLE DISPOSITIVE POWER                       0
REPORTING                  -----------------------------------------------------
PERSON WITH:               10.  SHARED DISPOSITIVE POWER           29,348,051
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                                            29,348,051
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                        [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            55.6%
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14.  TYPE OF REPORTING PERSON

                                            IN
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This Amendment No. 15 amends and supplements the Schedule 13D filed on March 5,
1990 as amended by Amendment Nos. 1 through 14 (the "Schedule 13D") by the UNR Asbestos-Disease Claims Trust (the "Trust") with respect to the Common Stock, par value of $.01 per share (the "Common Stock"), of ROHN Industries, Inc. (formerly UNR Industries, Inc.), a Delaware corporation ("ROHN"). All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is hereby amended by adding the following paragraphs immediately after the final paragraph of such Item:

         On December 31, 1997, an amendment to the Trust Agreement became effective which decreased the number of Trustees of the Trust from five to three. Mr. Charles W. Murdock and The Honorable James J. McMonagle no longer serve as trustees. Messrs. Laeri, Levine, and Shrager continue to serve as trustees.


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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

              Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

         The Trust may be deemed to be the beneficial owner of 29,348,051 shares of Common Stock. Subject to the terms of the Plan, the Trust has the sole power to vote its Common Stock and to dispose, or direct the disposition thereof. The Plan includes a restriction which provides that the Trust shall only have the power to sell its Common Stock with the approval of the Bankruptcy Court, after Notice of Hearing, if such sale is in the best interests of the holders of Asbestos-Disease Claims.

         The Trust has not effected any transactions in the Common Stock except the Trust's acquisition of Common Stock by contribution from UNR as described above.

         Messrs. Laeri, Levine and Schrager, as trustees, may be deemed to be beneficial owners of the 29,348,051 Trust shares. Pursuant to Rule 13d-4, each of Messrs. Laeri, Levine, and Shrager disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

         Mr. Levine beneficially owns 62,000 shares of the Common Stock of the Issuer. The shares were acquired on 12/1/99 and a Form 4 was duly filed with the Securities and Exchange Commission ("SEC") on 12/13/99 reflecting the purchase transaction. Mr. Laeri beneficially owns 25,000 shares of the Common Stock of the Issuer through an IRA account. These shares were acquired on 11/10/99 and a Form 4 was duly filed with the SEC on 12/8/99 reflecting the purchase transaction. In addition, Mr. Laeri serves as a director of the Issuer. Pursuant to the Amended and Restated ROHN Industries, Inc. 1994 Nonemployee Director Stock Ownership Plan (the "Plan"), nonemployee directors receive stock units, which are the right to receive shares of the Common Stock of the Issuer on a one for one basis at an exercise price of $1.95 per stock unit, in lieu of monetary compensation. Mr. Laeri was granted 15,385 stock units on 5/18/99. They become exercisable under the Plan upon the earlier of (a) the fifth anniversary of the date of the stock unit award, (b) the date of the director's termination, other than for cause, or (c) a change of control as defined in the Plan. A Form 4 was duly filed with the SEC on 12/8/99 reflecting the acquisition of the stock units.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 28, 2000

                                       UNR Asbestos-Disease Claims Trust



                                       /s/  John H. Laeri, Jr.
                                       ----------------------------------------
                                       John H. Laeri, Jr., Trustee Chairman